ITEM 77E
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                               LEGAL PROCEEDINGS


The Registrant, together with other investors, including Massachusetts Mutual Life Insurance Company (the parent of Registrant's investment advisor), is a plaintiff in litigation connected with private placement investments made by the Registrant in Sharp International Corporation ("Sharp"). Three managing shareholders of Sharp, which is currently being liquidated in Chapter 11 liquidation proceedings, have pleaded guilty to criminal fraud charges. Initially, two separate civil lawsuits were brought in New York State Court in an attempt to recover damages for lost investment funds from Sharp's working capital lender and auditors. The first lawsuit involving Sharp's working capital lender was dismissed prior to trial. An appeal of this dismissal was unsuccessful. The discovery and deposition components of the second related lawsuit against Sharp's auditors, KPMG, LLP, have been completed. The parties to this lawsuit, including the Registrant, agreed to submit the matters which are the subject of the lawsuit to a non-binding mediation proceeding. However, the parties were unable to resolve these matters through mediation. The trial is scheduled to begin early in 2005. The Registrant is unable to estimate any potential recovery from this lawsuit as of June 30, 2004.